UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                              GOLDEN TELECOM, INC.
                              --------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                    38122G107
                                 --------------
                                 (CUSIP Number)

                             Vladimir Lechtman, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                           Robert S. Strauss Building
                         1333 New Hampshire Avenue, N.W.
                             Washington, D.C. 20036
                                 (202) 887-4000
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               February 27, 2002
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 30 Pages
                             Exhibit Index: Page 15

                                  SCHEDULE 13D
CUSIP No. 38122G107                                           Page 2 of 30 Pages



1       Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)

                  ALFA TELECOM LIMITED

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                      a.  [_]
                                                      b.  [x]*

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  British Virgin Islands

         Number of            7          Sole Voting Power
          Shares                              10,731,707*
        Beneficially
          Owned By            8          Shared Voting Power
           Each                                0
        Reporting             9
          Person                         Sole Dispositive Power
           With                               10,731,707*
                             10
                                         Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    10,731,707*

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                    [X]

13       Percent of Class Represented By Amount in Row (11)

                                    48.02%*

14       Type of Reporting Person (See Instructions)

                                    OO; HC

*        See Item 5 hereof and Item 6 of the Initial Statement.

                                  SCHEDULE 13D
CUSIP No. 38122G107                                           Page 3 of 30 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  ALFA FINANCE HOLDINGS S.A.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                      a.  [_]
                                                      b.  [x]*

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Luxembourg

        Number of           7          Sole Voting Power
          Shares                             10,840,647*
       Beneficially
         Owned By           8          Shared Voting Power
           Each                               0
        Reporting           9
          Person                       Sole Dispositive Power
           With                              10,840,647*

                           10          Shared Dispositive Power
                                              0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    10,840,647*

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                    [_]

13       Percent of Class Represented By Amount in Row (11)

                                    48.51%*

14       Type of Reporting Person (See Instructions)

                                    OO; HC


*        See Item 5 hereof and Item 6 of the Initial Statement.

                                  SCHEDULE 13D
CUSIP No. 38122G107                                           Page 4 of 30 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  CTF HOLDINGS LIMITED

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                      a.  [_]
                                                      b.  [x]*

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  Gibraltar

         Number of          7          Sole Voting Power
           Shares                           10,840,647*
        Beneficially
          Owned By          8
           Each                        Shared Voting Power
        Reporting                            0
          Person            9
           With                        Sole Dispositive Power
                                            10,840,647*
                           10
                                       Shared Dispositive Power
                                             0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    10,840,647*

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                    [_]

13       Percent of Class Represented By Amount in Row (11)

                                    48.51%*

14       Type of Reporting Person (See Instructions)

                                    OO; HC


*        See Item 5 hereof and Item 6 of the Initial Statement.

                                  SCHEDULE 13D
CUSIP No. 38122G107                                           Page 5 of 30 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  CROWN FINANCE FOUNDATION

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                      a.  [_]
                                                      b.  [x]*

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Liechtenstein



         Number of            7         Sole Voting Power
          Shares                            10,840,647*
       Beneficially
          Owned By            8         Shared Voting Power
           Each                              0
        Reporting
          Person              9         Sole Dispositive Power
           With                             10,840,647*

                             10         Shared Dispositive Power
                                             0


11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    10,840,647*

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                    [_]

13       Percent of Class Represented By Amount in Row (11)

                                    48.51%*

14       Type of Reporting Person (See Instructions)

                                    OO


*        See Item 5 hereof and Item 6 of the Initial Statement.

                                                              Page 6 of 30 Pages

         This Amendment No. 3 on Schedule 13D relates to shares of common stock, $.01 par value per share (the "Shares"), of Golden Telecom, Inc. (the "Issuer"). This Amendment No 3 supplementally amends the initial statement on Schedule 13D, dated May 21, 2001, Amendment No. 1 thereto, dated July 20, 2001 and Amendment No. 2 thereto, dated September 13, 2001 (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 3 is being filed by the Reporting Persons in connection with an internal reorganization. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.  Identity and Background.

         This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                (i)      Alfa Telecom Limited ("Alfa Telecom");

                (ii)     Alfa Finance Holdings S.A. ("Alfa Finance");

                (iii)    CTF Holdings Limited ("CTF Holdings"); and

                (iv)     Crown Finance Foundation ("Crown Finance").

         This Statement relates to Shares held for the accounts of Alfa Telecom and a British Virgin Islands company ("BVI Sub"), the sole shareholder of which is Alfa Finance.

                              The Reporting Persons

         Alfa Telecom is a British Virgin Islands company, with its principal address at P.O. Box 3339, Geneva Place, Second Floor, 333 Waterfront Drive, Road Town, Tortola, British Virgin Islands. The principal business of Alfa Telecom is to function as a holding company. Current information concerning the identity and background of the directors and officers of Alfa Telecom is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

         Alfa Finance is a Luxembourg limited liability company with its principal address at 400 Route d'Esch, L-1471, Luxembourg. The principal business of Alfa Finance is to function as a holding company. Alfa Finance is the sole shareholder of each of Alfa Telecom and BVI Sub and, in such capacity, may be deemed to be the beneficial owner of Shares held for the accounts of each of Alfa Telecom and BVI Sub. Current information concerning the identity and background of the directors and officers of Alfa Finance is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

         CTF Holdings is a Gibraltar limited liability company with its principal address at Suite 2, 4 Irish Place, Gibraltar. The principal business of CTF Holdings is to function as a holding company. Effective as of February 27, 2002, in connection with an internal reorganization in which ultimate economic interest did not change, CTF Holdings transferred, for nominal consideration, its entire 68.75% interest in Alfa Finance to the following entities in the same percentages as the owners of such entities hold interests in Crown Finance, the sole shareholder of CTF Holdings: Cotesmore Holdings Limited, a Bahamas corporation, the sole shareholder of which is Mikhail Fridman ("Cotesmore"), Laketown Services Limited, an Isle of Man corporation, the sole shareholder of which is Alexey Kuzmichev ("Laketown"), and Bardsley Investment Corp., a British Virgin Islands corporation, the sole shareholder of which is German Kahn ("Bardsley" and, together with Cotesmore and Laketown, the "Holding

                                                              Page 7 of 30 Pages


Companies"). The owners of the Holding Companies are also members of the Supervisory Board (as described below). Pursuant to an agreement dated as of February 27, 2002 by and among CTF Holdings, Cotesmore, Laketown, Bardsley and Alfa Finance (the "Administration Agreement"), each of Cotesmore, Laketown and Bardsley granted CTF Holdings a power of attorney to take certain actions with respect to its respective interest in Alfa Finance. As a result of the Administration Agreement, CTF Holdings may be deemed to be the beneficial owner of Shares held for the accounts of each of Alfa Telecom and BVI Sub. Current information concerning the identity and background of the directors and officers of CTF Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

         Crown Finance is a Liechtenstein foundation with its principal address at Am Schragen Weg 14, P.O. Box 1618, FL-9490, Vaduz, Liechtenstein. The principal business of Crown Finance is investment and management of the assets and capital of the foundation. Crown Finance is the sole shareholder of CTF Holdings and, in such capacity and by virtue of the Administration Agreement, may be deemed to be the beneficial owner of Shares held for the accounts of each of Alfa Telecom and BVI Sub. Current information concerning the identity and background of the directors and officers of Crown Finance is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

         The Supervisory Board coordinates the strategic development of a group of affiliated entities, often referred to as "Alfa Group Consortium," which includes the Reporting Persons. In certain instances, the Supervisory Board issues recommendations regarding strategic business decisions to the entities that are members of Alfa Group Consortium. Current information regarding the identity and background of the members of the Supervisory Board is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

         During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding as a result of which it or he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         BVI Sub expended approximately $989,836.60 of its working capital to purchase the securities reported herein as being acquired in the last 60 days.

Item 5.  Interest in Securities of the Issuer.

         The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 5.

         (a)      (i)      Alfa  Telecom may be deemed the  beneficial  owner of
the 10,731,707 Shares held for its own account (approximately 48.02% of the total number of Shares outstanding).

                  (ii) Each of Alfa Finance, CTF Holdings and Crown Finance may be deemed the beneficial owner of 10,840,647 Shares (approximately 48.51% of the total number of Shares outstanding). This number consists of (i) 10,731,707 Shares held for the account of Alfa Telecom and (ii) 108,940 Shares held for the account of BVI Sub.

                  (iii) GTS Europe Holdings, CIG, Cavendish, First NIS Regional Fund (each of the foregoing as defined in Item 6 of the Initial Statement), the Issuer and Alfa Telecom have entered into a Shareholders Agreement as described in Item 6 of the Initial Statement. Reference is made to such statements on Schedule 13D or Schedule 13G as have been or may be filed with the Securities and Exchange Commission by each of GTS Europe Holdings, CIG,

                                                              Page 8 of 30 Pages


Cavendish, First NIS Regional Fund for information regarding such entities, their respective beneficial ownership of Shares and any changes to such respective beneficial ownership of Shares. To the best of the Reporting Persons' knowledge, as of February 27, 2002, each of GTS Europe Holdings, CIG, Cavendish and First NIS Regional Fund, respectively, may be deemed to beneficially own the following numbers of Shares: GTS Europe Holdings - 2,272,727 (10.17% of the Issuer); CIG - 2,166,405 (9.69% of the Issuer); Cavendish - 1,844,469 (8.30% of
the Issuer) and First NIS Regional Fund - 723,907 (3.24% of the Issuer). To the best of the Reporting Persons' knowledge, as of February 27, 2002, GTS Europe Holdings, CIG, Cavendish, First NIS Regional Fund and certain of the Reporting Persons, in the aggregate but not individually, may be deemed to beneficially own 17,848,155 Shares (79.86% of the Issuer). The filing of this Statement shall not be construed as an admission that any of the Reporting Persons or any other person named in Item 2 hereof is the beneficial owner of any Shares held by GTS Europe Holdings, CIG, Cavendish or First NIS Regional Fund.

         (b)      (i)      Each of the  Reporting  Persons may be deemed to have
the sole power to direct the voting and disposition of the 10,731,707 Shares held for the account of Alfa Telecom.

                  (ii) Each of Alfa Finance, CTF Holdings and Crown Finance may be deemed to have the sole power to direct the voting and disposition of the 108,940 Shares held for the account of BVI Sub.

                  (iii) Under the terms of the Shareholders Agreement, Alfa Telecom has agreed to take such actions as are necessary from time to time to maintain the composition of the Board of Directors of the Issuer in accordance with the terms of Section 3 of the Shareholders Agreement. As noted above, the filing of this Statement shall not be construed as an admission that any of the Reporting Persons or any other person named in Item 2 hereof is the beneficial owner of any Shares held by GTS Europe Holdings, CIG, Cavendish or First NIS Regional Fund.

         (c) Except as set forth in Annex B hereto and as described in Item 6 below, there have been no transactions effected with respect to the Shares since December 30, 2001 (60 days prior to the date hereof) by any of the Reporting Persons.

         (d) The shareholder of each of Alfa Telecom and BVI Sub has the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held by Alfa Telecom and BVI Sub in accordance with its ownership interest in Alfa Telecom and BVI Sub.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         This Item 6 is supplementally amended as follows:

         As described in Item 2 hereof (which description is hereby incorporated by reference into this Item 6), effective as of February 27, 2002, in connection with an internal reorganization in which ultimate economic interest did not change, CTF Holdings transferred, for nominal consideration, its entire 68.75% interest in Alfa Finance to Cotesmore, Laketown and Bardsley in the same percentages as the owners of such entities hold interests in Crown Finance, the sole shareholder of CTF Holdings. Each of Cotesmore, Laketown, Bardsley, CTF Holdings and Alfa Finance concurrently entered into the Administration Agreement and associated Powers of Attorney, whereby each of Cotesmore, Laketown and Bardsley granted CTF Holdings the right to take any actions with respect to the Alfa Finance shares held by each such entity unless such actions relate to a Reserved Matter (as such term is defined in the Administration Agreement).

                                                              Page 9 of 30 Pages


Should a Reserved Matter arise, CTF Holdings is obligated to obtain the written consent of each of Cotesmore, Laketown and Bardsley prior to taking any action or making any omission in relation to the Alfa Finance shares held by each such entity. If CTF Holdings fails to obtain such prior written consent, the affected shareholder of Alfa Finance may terminate the Administration Agreement and retain ownership of its Alfa Finance shares for its own benefit and may also revoke the Power of Attorney it granted in favor of CTF Holdings (which would otherwise be irrevocable for a period of twelve months from the date of its execution). Absent this circumstance, the Administration Agreement may be terminated only upon the written agreement of Cotesmore, Laketown and Bardsley or upon the winding-up of Alfa Finance or CTF Holdings. A copy of the Administration Agreement is attached hereto as Exhibit L and is incorporated herein by reference.

         From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable laws, each of the Reporting Persons may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions and may purchase securities for the purpose of closing out short positions in such securities.

         The foregoing description of the Administration Agreement does not purport to be complete and is qualified in its entirety by the terms of the Administration Agreement, which are incorporated herein by reference.

         Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

         The Exhibit Index is incorporated herein by reference.

                                                             Page 10 of 30 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Date:     February 28, 2002              ALFA TELECOM LIMITED


                                         By:    /s/ Pavel Nazarian
                                               ---------------------------------
                                               Pavel Nazarian
                                               Director


Date:     February 28, 2002              ALFA FINANCE HOLDINGS S.A.


                                         By:    /s/ Andrey Kosogov
                                               ---------------------------------
                                               Andrey Kosogov
                                               Director


Date:     February 28, 2002              CTF HOLDINGS LIMITED


                                         By:    /s/ Franz Wolf
                                               ---------------------------------
                                               Franz Wolf
                                               Director


Date:     February 28, 2002              CROWN FINANCE FOUNDATION


                                         By:   /s/ Franz Wolf
                                               ---------------------------------
                                               Franz Wolf
                                               Attorney-in-Fact

                                                             Page 11 of 30 Pages



                                     ANNEX A

                 Directors and Officers of Alfa Telecom Limited


Name/Title/Citizenship        Principal Occupation                     Business Address
----------------------        --------------------                     ----------------

Pavel Nazarian                Director, Administrative and Financial   Suite 1, 4 Irish Place,
Director                      Manager  of Alfa Bank Holdings Limited   Gibraltar
(Russia)

Joseph Moss                   Administrative Director of Crown         Suite 3, 4 Irish Place,
Director                      Resources AG                             Gibraltar
(United Kingdom)




              Directors and Officers of Alfa Finance Holdings S.A.

Name/Title/Citizenship        Principal Occupation                     Business Address
----------------------        --------------------                     ----------------

Peter Aven                    President of OJSC Alfa Bank              11 Mashy Poryvaevoy Street,
Director                                                               107078 Moscow, Russia
(Russia)

Mikhail Fridman               Chairman of the Board of Directors of    11 Mashy Poryvaevoy Street,
Director                      OJSC Alfa Bank                           107078 Moscow, Russia
(Russia)

David Gould                   Deputy Director of Corporate             3 Smolenskaya Square,
Director                      Development, Finance and Control for     121099 Moscow, Russia
(United States)               CTF Holdings Limited

Alexander Knaster             Chief Executive Officer of OJSC Alfa     11 Mashy Poryvaevoy Street,
Director                      Bank                                     107078 Moscow, Russia
(United States)

Andrey Kosogov                First Deputy Chairman of the Executive   11 Mashy Poryvaevoy Street,
Director                      Board of Directors of  OJSC Alfa Bank    107078 Moscow, Russia
(Russia)

Alexey Kuzmichev              Chairman of the Board of Directors of    21 Novy Arbat Street,
Director                      Crown Resources AG                       121019 Moscow, Russia
(Russia)

Aleksandr Tolchinsky          Head of the Corporate Finance            12 Acad. Sakharov Prospect, 107078
Director                      Department of OJSC Alfa Bank             Moscow, Russia
(United States)




                 Directors and Officers of CTF Holdings Limited


Name/Title/Citizenship      Principal Occupation                     Business Address
----------------------      --------------------                     ----------------
Adrian Collister            Director and Chartered Accountant,       ESC International -
Director                    ESC, International                       Gibraltar Office -
(United Kingdom)                                                     P.O. Box 398, Ground Floor,
                                                                     Neptune House, Marina Bay,
                                                                     Gibraltar

                                                             Page 12 of 30 Pages



Alla Koudriavtseva            Director of CTF Holdings Limited         Suite 2, 4 Irish Place,
Director                                                               Gibraltar
(Russia)

Franz Wolf                    Director of CTF Holdings Limited         Suite 2, 4 Irish Place,
Director                                                               Gibraltar
(Germany)


               Directors and Officers of Crown Finance Foundation


Name/Title/Citizenship       Principal Occupation                     Business Address
---------------------        --------------------                     ----------------
Christian Rosenow            Financial Advisor                        Claridenstrasse 25 CH-8002
Director                                                              Zurich, Switzerland
(Switzerland)

Dr. Norbert Seeger           Attorney, ArComm Trust Company           Am Schragen Weg 14,
Director                                                              P.O. Box 1618, FL-9490 Vaduz,
(Liechtenstein)                                                       Liechtenstein

Dr. Christian Zangerle       Attorney, Law Office of Dr. Norbert      Am Schragen Weg 14,
Director                     Seeger                                   P.O. Box 1618, FL-9490 Vaduz,
(Austria)                                                             Liechtenstein


           Directors of the Supervisory Board of Alfa Group Consortium


Name/Title/Citizenship      Principal Occupation                     Business Address
----------------------      --------------------                     ----------------
Peter Aven                  President of OJSC Alfa Bank              11 Mashy Poryvaevoy Street,
Director                                                             107078 Moscow, Russia
(Russia)

Alexander Fain              Chief Executive Officer of               21 Novy Arbat Street,
Director                    LLC Alfa Eco                             121019 Moscow, Russia
(Russia)

Gleb Fetisov                Member of the Federal Assembly of the    11-6 Pozharisky per,
Director                    Russian Federation as a Representative   119034 Moscow, Russia
(Russia)                    of the Region of Voronezh

Mikhail Fridman             Chairman of the Board of Directors of    11 Mashy Poryvaevoy Street,
Director                    OJSC Alfa Bank                           107078 Moscow, Russia
(Russia)

Michail Gamzin              Chief Executive Officer of United Food   3rd Golutvinsky per.,
Director                    Company                                  10, building 6,
(Russia)                                                             109180 Moscow, Russia

German Khan                 Member of the Board  of Directors of     18/2, Schipok Street,
Director                    OJSC Tyumen Oil Company                  113097 Moscow, Russia
(Russia)


                                                             Page 13 of 30 Pages



Vladimir Bernstein          Director of Strategic and Investment     3 Smolenskaya Square,
Director                    Planning of Alfa Group                   121099 Moscow, Russia
(Russia)

Alexander Kosiyanenko       Chief Executive Officer of               14817 Moscow region, district of
Director                    JSC Perekrestok                          Mytischy, Paveltsevo village,
(Russia)                                                             Russia

Alexey Kuzmichev            Chairman of the Board of Directors of    21 Novy Arbat Street,
Director                    Crown Resources AG                       121019 Moscow, Russia
(Russia)

Nigel Robinson              Director of Corporate Development,       3 Smolenskaya Square,
Director                    Finance and Control of Alfa Group        121099 Moscow, Russia
(United Kingdom)

Leonard Vid                 Chairman of the Executive Board of       11 Mashy Poryvaevoy Street,
Director                    Directors of OJSC Alfa Bank              107078 Moscow, Russia
(Russia)


         To the best of the Reporting Persons' knowledge:

                  (a) With the exceptions of 1,000 Shares held for the account of Aleksandr Tolchinsky and 20,000 Shares held for the account of Alexander Knaster, none of the above persons hold any Shares.

                  (b)   None  of  the   above   persons   has   any   contracts,
arrangements, understandings or relationships with respect to the Shares.

                                                             Page 14 of 30 Pages



                                                  ANNEX B

                                   RECENT TRANSACTIONS IN THE SECURITIES OF
                                            GOLDEN TELECOM, INC.


                               Date of           Nature of            Number of
For the account of             Transaction       Transaction          Securities               Price
------------------             -----------       -----------          ----------               -----
BVI Sub                        1/23/02            Purchase            80,540 Shares      $12.29 per Share
                                             (effected through
                                                a privately
                                                 negotiated
                                                transaction)

                                                             Page 15 of 30 Pages


                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------
L.       Administration  Agreement,  dated as of February
         27,  2002, by and among CTF  Holdings Limited,
         Cotesmore  Holdings Limited, Laketown Services Limited,
         Bardsley  Investment Corp. and Alfa Finance Holdings S.A........  16